UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CTI Molecular Imaging, Inc.

(Name of Issuer)

Common Stock, par value, $0.01 per share

(Title of Class of Securities)

22943D105

(CUSIP Number)

Kenneth R. Meyers, Esq.

Siemens Corporation

153 East 53rd Street

New York, NY 10022

(212) 258-4797

(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

Stephen M. Besen, Esq.

Shearman & Sterling LLP

559 Lexington Ave

New York, NY 10022

(212) 848-8902

April 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 22943D105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MI Merger Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 44,858,986 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 44,858,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,858,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 22943D105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Siemens Medical Solutions USA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 45,753,892 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 45,753,892

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,753,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No. 22943D105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Siemens Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 45,753,892 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 45,753,892

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,753,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 9 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D (as amended and supplemented, the “Statement”) originally filed on March 28, 2005, by MI Merger Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”), in connection with the offer by Purchaser to purchase all the common stock, par value $0.01 per share, including the associated preferred stock purchase rights (together, the “Shares”) of CTI Molecular Imaging, Inc., a Delaware corporation (the “Issuer” or the “Company”) pursuant to the Purchaser’s Offer to Purchase (the “Offer to Purchase”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Statement.

Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Statement.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented to include the following:

(a)-(b) At 12:00 midnight, New York City time, on Thursday, April 28, 2005, the Offer expired. Based on information provided by the Depositary, as of such time, 39,088,810 Shares were tendered pursuant to the Offer, representing approximately 80% of the outstanding Shares based upon 48,557,021 outstanding Shares as reported to Purchaser by the Company on April 28, 2005. In addition, 5,770,176 shares, representing approximately 12% of the outstanding Shares, were tendered subject to guaranteed delivery. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment in accordance with the terms of the Offer. The aggregate number of Shares tendered is 44,858,986, which is the number of Shares beneficially owned by Purchaser, and constitutes approximately 92.4% of the outstanding Shares. Such Shares, together with the Shares already beneficially owned by Parent and Siemens AG number 45,753,892, which is the number of Shares beneficially owned by Parent and Siemens AG, and constitutes approximately 94.2% of the outstanding Shares.

(c)-(d) Except as described herein, neither the Reporting Persons nor, to the best of its knowledge, any of the executive officers or directors of the Reporting Persons, has acquired or disposed of any Shares during the past 60 days. Furthermore, the Reporting Persons do not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

Exhibit No.	Description
1.	Joint Filing Agreement, dated March 28, 2005, among Siemens Aktiengesellschaft, Siemens Medical Solutions USA, Inc. and MI Merger Co.

Page 5 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

April 29, 2005	SIEMENS AKTIENGESELLSCHAFT

/s/ Robert Kirschbaum
Signature

Robert Kirschbaum/Syndikus
Name/Title

SIEMENS MEDICAL SOLUTIONS USA, INC.

/s/ Dr. James Ruger
Signature

Dr. James Ruger/Secretary
Name/Title

MI MERGER CO.

/s/ Kenneth R. Meyers
Signature

Kenneth R. Meyers/Secretary
Name/Title

Page 6 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description
1.	Joint Filing Agreement, dated April 29, 2005, among Siemens Aktiengesellschaft, Siemens Medical Solutions USA, Inc. and MI Merger Co.

Page 7 of 9 Pages